UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Calls Annual Shareholders’ Meeting

Monterrey, Mexico, April 1st, 2020—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today published a call for its Annual Ordinary and Extraordinary Shareholders’ Meeting to be held on April 22, 2020.

Additional information with regards to several agenda items is being provided to shareholders by clicking here.

The translation of the full text of the meeting call follows:

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

SHAREHOLDERS’ MEETING CALL

The Board of Directors of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (the “Company”), in compliance with articles 28, section IV of the Mexican Securities Law (“Ley del Mercado de Valores”), and in accordance with Articles 181, 183, 186, and 187 of the Mexican General Law of Corporations (“Ley General de Sociedades Mercantiles”) and articles Thirty Four, Thirty Five and Thirty Six of the Bylaws of the Company, hereby CALLS its shareholders to attend the Annual General Ordinary and Extraordinary Shareholders’ Meeting, which will be held at 10:00am on the 22nd day of April, 2020, in Salon Guadalajara 04, of the Crowne Plaza Hotel de Mexico, Dakota No.95, Napoles, C.P. 03810, Delegación Benito Juarez, Mexico City, Mexico where the following matters will be attended:

ORDINARY SHAREHOLDERS’ MEETING AGENDA

I.	Reports of the Board of Directors in accordance with Article 28, section IV, paragraphs (d) and (e) of the Mexican Securities Law, regarding the fiscal year ended as of December 31, 2019 and adoption of resolutions thereof.

II.	Reports of the Chief Executive Officer and External Auditor in accordance with Article 28, section IV, paragraph (b) of the Mexican Securities Law, regarding the fiscal year ended as of December 31, 2019 and adoption of resolutions thereof.

III.	Reports and opinion referred to in Article 28, section IV, paragraphs (a) and (c) of the Mexican Securities Law, including the Fiscal Report referred to in article 76, section XIX of the Income Tax Law and adoption of resolutions thereof.

IV.	Allocation of results of the Company and adoption of resolutions thereof.

Chief Financial Officer: Ruffo Pérez Pliego del Castillo +52 (81) 8625 4300 rperezpliego@oma.aero	Investor Relations: Luis Emmanuel Camacho Thierry +52 (81) 8625 4308 ecamacho@oma.aero

www.oma.aero

V.	Discussion and approval of the amount for share repurchases and adoption of resolutions thereof.

VI.	Discussion and, in the event, approval of a proposal to appoint and/or confirm members of the Board of Directors and the Chairs of the Audit and Corporate Practices, Finance, Planning and Sustainability Committees; determination of their respective emoluments and adoption of resolutions thereof.

VII.	Appointment of Special Delegates.

EXTRAORDINARY SHAREHOLDERS’ MEETING AGENDA

I.	Discussion and, in the event, approval of a proposal to cancel Series B shares acquired in accordance with article 56 of the Mexican Securities Law, and thereby to reduce the minimum or fixed social capital of the Company, and, in the event, to modify Article Six of the Bylaws of the Company and adoption of resolutions thereof.

II.	Appointment of Special Delegates.

In order to be entitled to attend the Shareholders’ Meeting, shareholders shall obtain an entry pass issued and delivered by the Secretary of the Company at the address set forth below, starting the fourth business day prior to the meeting date, in accordance with the following terms:

a.	Shareholders must be registered in the Share Registry of the Company or validate the ownership of their shares or certificates pursuant to Articles 290 and 293 of the Mexican Securities Law. The Share Registry will be closed to new entries three days prior to the date of the Shareholders’ Meeting and on the day of such Meeting.
b.	Shareholders shall deposit their share certificates as provided in paragraph (a) above, at the offices of the Company set forth below, or at S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., or at any national or foreign banking institution, and present to the Company the deposit receipt issued by the respective institution for such purposes.

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c.	Shareholders may attend the Shareholders’ Meeting in person or through authorized representatives, using a proxy form in accordance with Article 49, section III of the Mexican Securities Law, or any other method of representation authorized by law; therefore, the shareholders shall, as appropriate, in addition to the deposit receipt mentioned in paragraph (b) above, include the proxy form referred to herein. Such proxy form is available at the address set forth below.
d.	Brokerage firms and other financial institutions shall, for purposes of obtaining an entry pass, present a list that contains the name, address, and nationality of each shareholder and the number of shares represented, duly signed by the officer responsible for the preparation of the list.

The share certificates duly deposited with the Secretary of the Board of Directors by the shareholders or their representatives for attendance purposes will be returned after the adjournment of the Meeting in exchange for the deposit receipts issued to the shareholders or their representatives.

Please note that the proxy form, entry passes, and supporting documentation related to the matters listed in the Agenda shall be available to shareholders at Sala de Juntas of the 5th floor located at Av. Patriotismo 201, Colonia San Pedro de los Pinos, Código Postal 03800, Mexico City, since April 15, 2020, from 9:00 AM to 1:00 PM and from 2:00 PM to 6:00 PM.

The Company will implement adequate measures in order to guard all prevention protocols as a result of the current health contingency. The venue where the event will take place, will be spacious so as to be able to maintain enough distance among participants.

The Company will inform on a timely manner, in the event any legal provision is issued which requires us to modify the content of the present meeting call.

Mexico City, on the 1st day of April 2020

/s/ Diego Quintana Kawage

Chairman of the Board of Directors

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About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

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Webpage http://ir.oma.aero

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Twitter http://twitter.com/OMAeropuertos

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Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated April 1, 2020